Verbund

Sitz und Direktion:
Am Hof 6a
Postfach 67
A-1011 Wien
Telefon:
+43 (01) 531 13-0
Telefax:
+43 (01) 531 13-54191

Securities and Exchange Commission
Division of Corporate Finance
attn.: Special Counsel/Office of Int.Corp.Finance
Room 3094 (3-6)
450 Fifth Street NW
WASHINGTON DC 20459
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2005
WASH. D.C.
185
SECTION

Ihr Zeichen	Ihr Schreiben	Unser Zeichen	Datum
			25.10.2005

Betrifft:
Rule 12g3-2(b) File No. 82-4381


05012247

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) there under.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

Very truly yours

Andreas Wollein
Investor Relations Manager

Encl.: interim report 1-3/2005

PROCESSED
NOV 0 3 2005
THOMSON
FINANCIAL

Österreichische
Elektrizitätswirtschafts-AG

POWER.



REPORT OF THE MANAGING BOARD

DEAR SHAREHOLDER,

Verbund, Austria's leading electricity company, once again continued its successful course in quarter 1-3/2005. Sales, operating result and share price all displayed double-digit growth thus proving once again that our company is well and correctly positioned in the deregulated European electricity market. Now we are reaping the benefits of the restructuring measures that were implemented in the group over many years and the current conditions on the European electricity market. These successes do not, however, represent the achievement of our ultimate goal but should rather be seen as an incentive for us to development even further and exploit new growth opportunities. "Profitable growth in core business areas" – this is our motto. After many years of consolidation, we can use our strong position to pursue this goal in Europe in a sustainable manner.

MORE ELECTRICITY SOLD TO FOREIGN CUSTOMERS

In quarter 1-3/2005, we once again significantly increased electricity sales in our target markets in Europe, above all, in Germany, France and Italy. Here in Austria, electricity sales continued to decline due to the slowdown in sales to provincial companies. Sales to foreign customers increased by 36 % to 20,206 GWh and therefore account for 50 % of the group's total electricity sales – a clear indication of Verbund's good position in the European electricity markets that are of the greatest strategic importance.

VERBUND BENEFITS FROM HIGH WHOLESALE PRICES

In quarter 1-3/2005, the european wholesale prices for electricity once again rose significantly and reached a record level. In quarter 3/2005, the prices for a megawatt hour of electricity on the short-term spot market were on average 49 % (base load) and 48 % (peak load) higher than the corresponding prices one year earlier. The one-year forward prices for base-load supplies also rose by 19% while the corresponding prices for peak-load electricity rose by 13 %. We made full use of the increasing wholesale prices through the conclusion of market price indexed contracts and in this way, were able to successively realize the respective current market prices with a delay of approx. one year through forward contracts.

The significant rise in the wholesale prices is attributable, above all, to the sharp increase in the prices for the primary energy sources oil and gas. Given that thermal power plant capacities dominate in the European electricity market, the rise in the cost for primary energy sources had an immediate effect on the production costs and hence, also on the wholesale prices. The high prices for CO2 certificates and the decreasing generation capacities in Europe also played a role in pushing up the wholesale prices.

FIRST POSITIVE RESULTS FOR VERBUND-STROMVERTRIEB

Since 1 July 2005, Verbund has also been supplying low-cost, environmentally friendly electricity from domestic hydropower directly to households, commercial enterprises and SMEs. After just three months in this new customer segment, we can now report a pleasing result. More that 8,000 customers have already signed electricity supply agreements. This leads us to expect that the 10,000 mark will soon be cleared. Verbund now aims to further spread its sales portfolio more widely in the next five years and improve its risk profile in a less price-sensitive customer segment.

INVESTMENTS SECURE PROFITABLE GROWTH

Within the framework of its strategy, Verbund engages in numerous new projects that aim to secure profitable and sustainable growth in the future. All in all, Verbund plans to invest € 1.4 billion in approx. one dozen construction projects in the coming years.

More than € 1 billion of this investment amount has been earmarked for new power plants and the remainder, almost € 400 million, for new lines. Some of the projects are already in the construction phase and others are either going through the approval process or are still being examined internally for feasibility.

EXCELLENT EARNINGS TREND AND SHARE PRICE PERFORMANCE

In quarter 1-3/2005, earnings and the share price once again displayed a significant increase. Sales revenue increased by 17.2 % to € 1,770.8 million. The operating result rose by 39.0 % to € 394.7 million and the group result was up 44.0 % at € 275.5 million. And this in spite of the burdening effect of one-off measures for further restructuring within the group. The operating cash flow displayed a sensation development with an increase of 41.0 % to € 547.3 million – a clear indication of the company's excellent financial power. The capital market reacted positively and the share price once again increased significantly – by 78.2 % to € 292.0 per share since the beginning of the year. Hence, over the last two years the Verbund share achieved a positive performance of 263.9 %.

POSITIVE OUTLOOK FOR 2005

We can once again reiterate our positive outlook for the full year 2005. Against the backdrop of our cost leadership in connection with the strong increase in wholesale electricity prices, the excellent positioning of the wholesale and sales activities in Austria and Europe and the profitable growth through new investment projects, we can look to the future with great optimism. We anticipate that the operating result for the full year 2005 will be up approx. 25 % on the value reported in the previous year. The group result is also expected to improve by approx. 30 %. On the basis of the current planning parameters, net gearing should be further reduced to below 100 %. In addition, we are planning a further increase in the dividend for fiscal 2005.



Dipl.-Ing. Hans Haider
Chairman of the Managing Board



Dr. Michael Pistauer
Deputy Chairman of the Managing Board



Dr. Johann Sereinig
Member of the Managing Board

ACCOUNTING POLICIES

This interim report was drawn up in accordance with the International Financial Reporting Standards (IFRS), and particularly in compliance with IAS 34.

The changes to the existing IAS and the new IFRS effective from 01 January 2005 were applied.

In contrast to the accounting policies applied in the annual financial statements, trading business with standardized forward contracts ("external-electricity trade") was recognized net. Accordingly, purchases of standardized forward contracts were netted against sales. Thus, the Verbund group is complying with the international industrial procedures for IFRS reporting that have developed within the energy sector. The figures for previous periods were adjusted.

In addition, the discount rate applicable to social capital was – compared to the value used in the annual financial statements – lowered by 0.75 percentage points to 4.5 %. Hence, net interest rates of 2 % and 3 % were applied for employees and pensioners respectively, co-terminous with the term of the respective obligation.

Given that a binding accounting rule for emission rights was also not available in quarter 3 following the withdrawal of IFRIC 3 by the IASB, the allocated rights were, in accordance with IAS 38, continued to be recognized as intangible assets at cost – at zero on account of the free allocation – and consumption of the rights was measured in the same manner.

Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

MANAGEMENT REPORT AND NOTES QUARTER 1-3/2005

Earnings position

IMPROVED SALES REVENUE

Significantly higher spot and forward market prices, a slight increase in sales volumes in the electricity business as well as substantially improved eco-electricity sales paved the way for a 17.2 % increase in group revenue after netting external-electricity trade to € 260.1 million in spite of the slight decline in grid revenue.

Specifically, electricity revenue rose by 21.0 % to € 1,266.7 million. Strong growth was recorded, above all, in sales to traders (€ 203.6 million) and resellers (€ 77.7 million). End-customer business, however, declined by € 61.3 million due, above all, to the divestment of VERBUND-Austrian Power Vertriebs GmbH last year. With the successful establishment of VERBUND-Stromvertrieb GmbH, the Verbund group reintensified its focus on this customer group. Foreign markets accounted for 56.0 % of the quantities sold. Germany, France, Slovenia and Italy were the most important foreign markets from a sales perspective. The increase in quantities sold, compared to the corresponding period the previous year, came to 2,186 GWh or 6.1 %.

Grid revenue fell by 5.5 % to € 182.4 million. This was largely attributable to the 11 % cut in the tariff with effect from 1 February 2005, which resulted in a drop of € 10.5 mil-

lion, and lower transport volumes. The grid revenue recognized for prior periods on account of the closing statements for 2004 had a positive impact (€ 7.8 million).

The steadily increasing volumes in the eco-electricity area (366 GWh or 10.4 %) combined with higher subsidies led to a significant € 58.0 million rise in eco-electricity sales to € 295.9 million.

INCREASING ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The € 130.1 million increase in electricity purchases to € 583.2 million was primarily attributable to the significant rise in purchase prices on the spot and forward markets combined with the substantial increase in the volume of electricity purchased externally (21.2 %). Own generation was down slightly in the period under review (2.3 % or 533 GWh) on account of the drop in thermal generation while hydraulic generation remained practically unchanged (hydro coefficient 1.00, previous year: 1.00). Grid purchases dropped by € 34.0 million due to the divestment of VERBUND-Austrian Power Vertriebs GmbH. Eco-electricity purchases increased significantly by € 54.3 million to € 285.4 million on account of the rise in the number of plants feeding into the grid.

SLIGHT INCREASE IN FUEL EXPENSES

Fuel expenses rose slightly by € 3.0 million or 3.8 %, above all, due to expenses for purchased emission rights. Reduced brown coal purchases for the Voitsberg power plant did, however, have a positive effect.

PENSION AREA BURDENS PERSONNEL EXPENSES

The number of employees dropped by 73 (previous year: 184) to 2,434.

The savings generated here more or less compensated for the rise in expenditure for wages, salaries and related expenses (€ 147.2 million; previous year: € 147.4 million) resulting from the collective agreement increase of 2.5 %.

Expenses for severance payments, pensions and other post employment benefits rose by 40.9 % to € 89.4 million. The above-mentioned lowering of the discount rate for social capital and provisions for controversial obligations in the pension area played a significant role here. The increased life expectancy observed by Statistik Austria (Mortality Chart ÖST 2000/2002) has also already been accounted for through an adjustment of the actuarial projections.

OPERATING EXPENSES REDUCED

Out-of-court settlements in the grid tariff area and a general reorganization of claims in the transmission area paved the way for an € 8.9 million reduction in adjustments on the receivables side. The drop in operating and maintenance costs also had a boosting effect. Operating expenses were, on the other hand, negatively impacted by the increase in consulting and marketing costs.

IMPROVED FINANCING RESULT

The financing result was boosted by the drop in interest expenses as a result of the ongoing debt-clearing program and the recognition of interest on arrears in the amount of € 3.8 million in connection with a receivable that was collected. The development of the JPY exchange rate did, however, result in valuation-related exchange losses in the amount of € 4.0 million.

RESULT FROM PARTICIPATING INTERESTS DISPLAYED POSITIVE TREND

The € 14.0 million improvement in the result from participating interests to € 53.8 million was mainly due to the increase in income from associated companies consolidated at equity, primarily from KELAG und Energia Holding SpA (€ 43.4 million; previous period € 33.9 million). In addition, the investment inflows from VERBUND-BeteiligungsgmbH rose by € 2.1 million.

INCOME TAX EXPENSES

The effective tax rate of 22.1 % (as compared to a corporate tax rate of 25 %) was largely due to the high, non-tax-effective investment income from the associated companies consolidated at equity.

Net worth

NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment can be attributed, primarily, to scheduled depreciation which exceeded additions (€ 64.3 million). The valuation-related increase in long-term investments from cross border leasing amounted to € 113.2 million. Other long-term investments increased, essentially, due to the granting of loans held as non-current assets (€ 44.5 million).

The rise in current assets was due, above all, to the increase in cash and cash equivalents. Trade receivables did, however, drop slightly.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

These were reduced by € 187.2 million to € 2,524.9 million. The excess of scheduled repayments over borrowings (€ 248.1 million) and the repayment of short-term borrowings on the money market (€ 74.7 million) represented the most significant changes here. The valuation-related increase from cross border leasing transactions amounted to € 117.7 million.

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in long-term provisions referred, above all, to personnel provisions. This was attributable, above all, to the lowering of the interest rate and a provision for the higher statistical life expectancy. The changes in other liabilities were primarily due to the fair value measurement of the electricity and financial derivatives.

DERIVATIVE FINANCIAL INSTRUMENTS IN ELECTRICITY AND FINANCIAL ACTIVITIES

ELECTRICITY ACTIVITIES

	Positive fair values	Negative fair values	Net fair values	Reference values purchases	Reference values sales
Trading					
Futures	2.5	-2.3	0.2	49.8	-31.8
Forwards	392.0	-407.7	-15.8	2,381.7	-2,418.0
Total before netting	**394.5**	**-410.0**	**-15.5**	**2,431.4**	**-2,449.8**
Less netting agreements	351.3	-351.3	0.0	2,124.5	-2,124.5
Total after netting	**43.2**	**-58.7**	**-15.5**	**307.0**	**-325.4**

ELECTRICITY ACTIVITIES

	Positive fair values	Negative fair values	Net fair values	Reference values purchases	Reference values sales
Hedge					
Futures	34.1	-1.2	33.0	267.9	-12.8
Forwards	1.2	-34.1	-33.0	12.8	-267.9
Total before netting	**35.3**	**-35.3**	**0.0**	**280.7**	**-280.7**
Less netting agreements	35.3	-35.3	0.0	280.7	-280.7
Total after netting	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

FINANCIAL ACTIVITIES

	Positive fair values	Negative fair values	Reference values
Derivates			
Cross-currency swaps		-11.5	250.0 Mio. CHF
Cross-currency swaps	1.0		320.0 Mio. CHF
Hedge			
Currency forward transaction cross border leasing		-16.3	56.5 Mio. USD
Interest rate swap cross border leasing (fixed-rate receiver)	62.6		223.2 Mio. USD

Positive fair values are recognized under receivables and other assets and negative fair values are reported under other liabilities.

Financial position

OPERATING CASH FLOW

The operating cash flow amounted to € 547.3 and was therefore significantly higher than the value reported in the previous year. This increase was essentially due to the good business development, the increase in dividend inflows and the drop in net interest payments. These were, however, offset by higher outflows for taxes on income.

CASH FLOW FROM INVESTMENT ACTIVITY

The cash outflow in the investment area was mainly due to investments in plant, property and equipment in the amount of € 65.5 million which were offset, above all, by inflows from long-term investments in the amount of € 21.8 million.

CASH FLOW FROM FINANCING ACTIVITY

The scheduled repayment of bonds, loans and long-term credit amounted to € 382.9 million and short-term borrowings were repaid in the amount of € 50.4 million. New loans, on the other hand, came to € 134.8 million. Dividends in the amount of € 92.8 million were distributed.

Ratios

NET GEARING

Net gearing dropped from 134.3 % as on 31.12.2004 to 99.9 % as on 30.09.2005 due to an increase in the shareholders' equity after dividend distribution in connection with a further substantial reduction of the interest-bearing net debt.

EBIT MARGIN

The continuous realization of the rising wholesale prices parallel to the drop in generation costs paved the way for an increase in the EBIT margin from 18.8 % (quarter 1-3/2004) to 22.3 %.

MANAGEMENT REPORT AND NOTES QUARTER 3/2005

Earnings position

SALES REVENUE

In quarter 3/2005, sales revenue after netting external-electricity trade increased, compared to the same period the previous year, by 25.9 % to € 610 million. This positive development resulted, in particular, from the increase in revenue from electricity and eco-electricity (34.1 % and 18.0 %). Grid revenue, on the other hand, fell by 5.2 % to € 59.3 million. The reasons for this development are essentially identical to those detailed in the year-to-date analysis.

ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The 20.0 % increase to € 290.3 million after netting external-electricity trade was primarily due to the greater volumes of electricity purchased at increased prices. In the eco-electricity area, the increase on generation capacities also pushed up the volumes of electricity purchased.

USE OF FUELS AND EXPENSES FOR OTHER PURCHASED SERVICES

The 44.4 % increase to € 33.9 million resulted primarily from expenses for the purchase of emission rights and the increase in brown coal purchases. The lower volumes of hard coal used had a positive effect.

PERSONNEL EXPENSES

Personnel expenses increased by 32.6 % to € 70.4 million due to the continuation of the early-retirement programs, provisions in connection with controversial points in the pension area and the seasonal holiday accruals.

OTHER OPERATING EXPENSES

Other operating expenses were relieved, above all, by lower value adjustments of the receivables side. A slight increase in repair costs did, however, have a negative impact. In total, other operating expenses fell by 18.2 % to € 31.6 million.

FINANCIAL RESULT

The financing result for the quarter was burdened in the amount of € 4.8 million by the unfavorable development of the JPY exchange rate and one-off transaction costs resulting from restructuring measures in financial obligations. The positive result from participating interests is essentially attributable to the divestment of the share in Gemeinschafts-kraftwerk Tullnerfeld Gesellschaft m.b.H.

Net worth

NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment can be attributed, primarily, to scheduled depreciation. Additions, on the other hand, amount to € 27.1 million. The increase in other long-term investments was due to the valuation of securities and the reclassification from current assets.

The rise in current assets was essentially due to the increase in cash and cash equivalents. This is offset by a decline in trade receivables and the receivables from the Republic of Austria as well as the changes on other receivables due to the fair value measurement of the electricity derivatives.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

These were reduced by € 92.7 million to € 2,524.9 million. Scheduled repayments (€ 167.0 million), the repayment of short-term borrowings on the money market (€ 40.6 million) and new loans (€ 116.0 million) represented the most significant changes here.

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The increase in long-term provisions referred, above all, to provisions for deferred taxes which were offset by the decrease in short-term tax provisions. The rise in short-term provisions referred to personnel provisions. The change in other liabilities is essentially due to the fair value measurement of the electricity derivatives.

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT — **Million €**

	Q1-3/2005	Q1-3/2004	Q3/2005	Q3/2004
Sales revenue before netting external-electricity trade	2,560.0	2,202.6	1,086.5	737.3
Netting effect from external-electricity trade	-789.2	-691.9	-476.4	-252.6
Sales revenue after netting external-electricity trade	**1,770.8**	**1,510.7**	**610.1**	**484.7**
Electricity sales	1,266.7	1,046.7	450.3	335.7
Grid sales	182.4	192.9	59.3	62.6
Eco-electricity sales	295.9	237.9	93.8	79.4
Others	25.8	33.2	6.6	7.0
Other operating income and changes in inventory	52.8	42.6	6.5	9.2
Electricity, grid and eco-electricity purchases[1]	-877.7	-727.6	-290.3	-241.9
Fuel expenses and other purchased services	-85.7	-87.0	-33.9	-23.5
Payroll and related expenses	-236.5	-210.8	-70.4	-53.1
Depreciation and amortization	-131.3	-135.9	-44.3	-44.1
Other operating expenses	-97.7	-108.0	-31.6	-38.6
Operating result	**394.7**	**284.0**	**146.1**	**92.7**
Financing result	-61.5	-63.3	-17.6	-12.7
Result from participating interests[2]	53.8	39.8	1.9	-0.2
Result from long-term investments	1.1	4.4	0.6	0.4
Financial result	**-6.6**	**-19.1**	**-15.1**	**-12.5**
Result before taxes on income	**388.1**	**264.9**	**131.0**	**80.2**
Taxes on income	-85.7	-54.5	-33.6	-29.9
Profit for the period	**302.4**	**210.4**	**97.4**	**50.3**
attributable to shareholders of parent company (group result)	275.5	191.3	89.5	46.0
attributable to minority interests	26.9	19.1	7.9	4.3
Earnings per share € (diluted = non-diluted)	**8.94**	**6.21**		

[1] Before netting external-electricity trade: Q1-3/2005 € 1,666.9 million (Q3/2005 € 766.7 million), Q1-3/2004 € 1,419.5 million (Q3/2004 € 494.5 million)

[2] Thereof at equity: Q1-3/2005 € 43.4 million (Q3/2005 € 0.0 million), Q1-3/2004 € 33.9 million (Q3/2004 € -2.2 million)

CONSOLIDATED BALANCE SHEET — Million €

	30.09.2005	31.12.2004
Non-current assets	**5,974.5**	**5,852.5**
Intangible assets	8.5	9.5
Plant, property and equipment	4,042.5	4,108.6
Participating interests*	634.0	612.2
Long-term investments – cross border leasing	963.4	859.7
Other long-term investments and other long-term receivables	326.1	262.5
Current assets	**479.3**	**384.8**
Inventories	36.4	27.0
Receivables and other assets	303.3	338.1
Loans – cross border leasing	0.2	0.1
Securities	0.1	7.3
Cash and cash equivalents	139.3	12.3
Assets	**6,453.8**	**6,237.3**

	30.09.2005	31.12.2004
Shareholders' equity	**1,869.0**	**1,648.8**
Long-term liabilities	**3,752.9**	**3,660.7**
Financial obligations	1,198.4	1,297.1
Financial obligations – cross border leasing	1,073.7	952.8
Provisions	635.2	600.2
Provision for deferred taxes	127.5	77.8
Contributions to building costs	433.6	440.1
Deferred income – cross border leasing	264.1	268.5
Other liabilities	20.4	24.2
Short-term liabilities	**831.9**	**927.8**
Financial obligations	252.5	462.0
Financial obligations – cross border leasing	0.2	0.1
Provisions	239.3	236.2
Provision for current taxes	31.2	49.3
Other liabilities	308.7	180.2
Liabilities	**6,453.8**	**6,237.3**

* Thereof at equity: as on 30.09.2005 € 597.0 million, as on 31.12.2004 € 575.7 million

CONSOLIDATED CASH FLOW STATEMENT

Million €

	Q1-3/2005	Q1-3/2004
Cash flow from operating activities	547.3	388.2
Cash flow from investment activities	-34.7	-169.0
Cash flow from financing activities	-385.5	-223.7
Changes in cash and cash equivalents	**127.1**	**-4.5**
Cash and cash equivalents as of 01.01.	12.3	28.1
Cash and cash equivalents as of 30.09.	**139.3**	**23.6**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Million €

	Share capital	Capital reserves	Profit reserves	Other reserves	Own shares	Minority interests	Total shareholders' equity
As of 01.01.2004	**224.0**	**10.9**	**1,053.5**	**-0.5**	**-7.4**	**157.0**	**1,437.5**
Profit from sale of own shares			1.3				1.3
Sale of own shares					7.4		7.4
Cash flow hedge				3.9		0.1	4.0
Profits and losses not recognized *in the income statement*	**0.0**	**0.0**	**1.3**	**3.9**	**7.4**	**0.1**	**12.7**
Profit for the period			191.3			19.1	210.4
Sum of recognized profits and losses	**0.0**	**0.0**	**192.6**	**3.9**	**7.4**	**19.2**	**223.1**
Dividends			-61.6			-0.3	-61.9
Successive acquisition						-0.7	-0.7
As of 30.09.2004	**224.0**	**10.9**	**1,184.5**	**3.4**	**0.0**	**175.2**	**1,598.0**
As of 01.01.2005	**224.0**	**10.9**	**1,228.8**	**-4.3**	**0.0**	**189.4**	**1,648.8**
Reserves from available-for-sale investments				5.0		0.7	5.7
Reserves from at-equity consolidation				0.7			0.7
Cash flow hedge				4.3			4.3
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**10.0**	**0.0**	**0.7**	**10.7**
Profit for the period			275.5			26.9	302.4
***Sum of recognized* profits and losses**	**0.0**	**0.0**	**275.5**	**10.0**	**0.0**	**27.6**	**313.1**
Dividends			-92.6			-0.3	-92.9
As of 30.09.2005	**224.0**	**10.9**	**1,411.7**	**5.7**	**0.0**	**216.7**	**1,869.0**

RATIOS — Million €

	Unit	Q1-3/2005	Q1-3/2004
Average number of shares in circulation[1]		30,820,000	30,805,311
Net gearing[2,3]	%	99.9	143.4
Net interest-bearing debt[3]	€ million	1,868.0	2,291.1
Investment in plant, property and equipment	€ million	64.3	42.7
EBITDA margin[4]	%	29.7	27.8
EBITDA margin excl. eco-electricity[4]	%	34.9	32.4
EBIT margin[4]	%	22.3	18.8
EBIT margin excl. eco-electricity[4]	%	26.0	21.7
Average no. of employees		2,434	2,507
Electricity sales[4]	GWh	42,053	39,500
Hydro coefficient		1.00	1.00

1 Diluted = non-diluted

2 Based on net interest-bearing debt

3 The computing method was changed in the wake of the introduction of value-oriented reporting and the figures for the previous periods were adjusted

4 On the basis of sales revenue after netting external-electricity trade

SEGMENTAL REPORTING (BUSINESS SEGMENTS) Q1-3/2005 — Million €

	Electricity	Eco-electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales after netting external-electricity trade	1,283.3	296.0	186.0	5.5	0.0	1,770.8
Internal sales	97.6	0.9	26.4	37.2	-162.1	0.0
Total sales after netting external-electricity trade	**1,380.9**	**296.9**	**212.4**	**42.7**	**-162.1**	**1,770.8**
Depreciation and amortization	-93.1	0.0	-33.5	-6.8	2.1	-131.3
Expenses/income (excl. depreciation and amortization)	-952.4	-297.3	-114.6	-40.5	160.0	-1,244.8
Operating result (EBIT)	**335.4**	**-0.4**	**64.3**	**-4.6**	**0.0**	**394.7**
Result of companies consolidated at equity	0.0	0.0	0.0	43.4	0.0	43.4
Carrying amount of companies consolidated at equity	0.0	0.0	0.0	597.0	0.0	597.0
Carrying amount of segment assets	5,092.5	78.2	801.6	1,748.9	-1,267.4	6,453.8
Segment liabilities	-3,921.7	-78.2	-518.4	-1,175.3	1,267.4	-4,426.2
Investments in intangible assets, property, plant and equipment	37.7	0.0	23.1	4.7	0.0	65.5

ELECTRICITY

The total generation of the group came to 22,553 GWh and was therefore 2.3 % below the value reported in the previous year. Hydraulic generation rose by 0.7 % and thermal generation fell by 20.0 %. The slight increase in hydropower output was achieved, above all, through the enhanced utilization of annual storage power plants while the water supply in the rivers lies just slightly under the value recorded in the previous year with a hydro coefficient of 1.0 since the beginning of the year. The drop in thermal generation is largely attributable to the decommissioning of the St. Andrä power plant, the technical restrictions on the operation of the Dürnrohr power plant as well as to the changes that the introduction of certificate trading and the development of the prices for primary energy sources brought in terms of efficient utilization.

The increase in wholesale and distribution activities also resulted in a 21.2 % rise in electricity purchases. These accounted for 37.7 % of total generation. The enhanced decoupling of sales activities from the marketing of own generation had a significant influence here.

The sharp increase in the number of eco-electricity plants in Austria is reflected in the 9.2 % rise in eco-electricity purchases by the VERBUND-Austrian Power Grid AG (APG) eco-balance group.

SIGNIFICANT INCREASE IN REVENUE

In quarter 1-3/2005, substantial revenue increases were again achieved due to the active utilization of the high prices. The optimization of generation capacities and the flexible market price indexed supply contracts made an essential contribution to the improvement in the group's results. The electricity prices for baseload year contracts increased by 19 % in 2005 compared to the value reported in 2004. The output marketable at short notice in quarter 1-3/2005 was also sold at a price level that exceeded that of the previous year.

The average day-ahead prices for base and peak on the European Electricity Exchange (EEX) for quarter 1-3/2005 lay 49 % and 48 % above the values recorded in the previous year. Hence, the high spot market prices observed since the beginning of the year remained unchanged. The development on the spot market also endorsed the positive development of the long-term forward prices.

This trend was influenced by the increasing prices for CO_2 certificates. At the beginning of quarter 3/2005, these reached an all-time high on the EEX at over € 29/t. and lay at € 22.76/t at the close of the quarter. At the beginning of the year, the price was still under € 8/t.

SALES ACTIVITIES LEAD TO AN INCREASE IN ELECTRICITY SALES

Electricity sales were increased by a total of 6.5 % in the first nine months of 2005. This is attributable, above all, to the enhancement of distribution activities in the German and French electricity markets. The quantities sold on foreign markets, excluding own consumption, amounted to 50 %.

End-customer business deteriorated by 43 % on account of the enhanced focus on trading business and the withdrawal from the Austrian end-customer markets in mid-2004 as a

result of the conditions imposed for the implementation of the Austrian Electricity Solution. To counter this development, new acquisition activities were carried out in the Austrian end-customer market in quarter 3/2005 whereby the completion ratio to date well exceeds expectations.

In spite of the increase in activities with German public utilities, business with resellers deteriorated by 5.5 % due to the slowdown in business activities with Austrian provincial companies.

Trading business with standard forward contracts, which is netted in sales, improved by 44.5 %.

The group's electricity sales totaled € 1,562.7 million in quarter 1-3/2005 and therefore lie well above the previous year's value (€ 1,284.6 million).

GENERATION			**GWh**
	Q1-3/2004	Q1-3/2005	Change
Hydropower*	19,771	19,902	0.7 %
Thermal power	3,315	2,651	-20.0 %
Own generation	**23,086**	**22,553**	**-2.3 %**
Eco-electricity	3,326	3,631	9.2 %
External procurement	13,088	15,869	20.9 %
Group generation	**39,500**	**42,053**	**6.5 %**
Netting external-electricity trade	**23,334**	**33,722**	**44.5 %**

* Adjustment 2004: 450 GWh Generation Participating interests Water

SALES			**GWh**
	Q1-3/2004	Q1-3/2005	Change
Traders	10,077	15,053	49.4 %
Resellers*	20,035	18,926	-5.5 %
End customers	4,546	2,592	-43.0 %
Eco-electricity	3,508	3,874	10.4 %
Own consumption	1,334	1,608	20.5 %
Group consumption	**23,334**	**33,722**	**44.5 %**
Netting external-electricity trade	**14,880**	**24,567**	**65.1 %**

* Adjustment 2004: 450 GWh Supplies Participating interests Resellers

GRID

In quarter 1-3/2005, the amount of energy transmitted over Verbund's 220/380 kV grid and relevant to clearing totaled 10,971 GWh (-10.0 %). This deterioration is due to the rise in the volume of eco-electricity fed into the grid and the increase in generation from thermal power plants.

Grid sales fell to € 182.4 million (-€ 10.5 million). This drop is attributable to the reduction in the grid tariff as of 01 February 2005 as well as to the lower volumes recorded for energy and capacity.

Sales revenue from eco-electricity supplies amounted to € 295.9 million in quarter 1-3/2005 compared to € 237.9 million in quarter 1-3/2004. The processing and administering of subsidies for eco-electricity does not affect Verbund profits.

GRID TARIFFS LOWERED

With effect from 01 February, the grid tariffs for Verbund were reduced by 11 % by the regulatory authority. This is expected to reduce profits by ca. € 19 million in fiscal 2005.

INSTALLATION OF PHASE SHIFTERS APPROVED

To enhance supply security and meet the statutory regulations, it is necessary that corresponding measures be implemented to relieve the high loads on the Verbund transmission grid. Given that the existing measures (bottleneck management) have already reached their limits and that the grid situation is expected to become even more critical, a decision was taken to install load flow control elements, namely phase shifters, in the substations Tauern, Ernsthofen and Ternitz. Once these are commissioned at the end of 2006, it will be possible to control the North-South electricity flow in a more optimal manner.

GRID EXPANSION: PROCEDURES ONGOING

The approval procedures for the grid expansion projects are underway. Appeals against the EIA decisions of the Styrian and Burgenland provincial governments of 21 March 2005 pertaining to the Styria line have, however, been submitted to the environment tribunal. Verbund is confident that the hearing in front of the environment tribunal will produce a positive result and expects a positive decision in spring 2006. This delay effectuates additional emergency measures for the transmission grid in the form of phase shifter transformers.

Following the submission of the environmental impact analysis for the 380 kV connection between Upper Austria and Salzburg at the end of April 2005, the project documentation is now under public disclosure from September to October 2005. On the basis of the current project development, an EIA decision is expected for mid 2006.

SUBSTANTIAL INCREASE IN ECO-ELECTRICITY

In quarter 1-3/2005, the volume of eco-electricity sold came to 3,873.74 GWh (previous year: 3,507.9). This clear increase is attributable to the eco-electricity expansion carried out last year, which is expected to continue until the end of 2007. An evaluation process for the provision of the additional subsidies that will be required for 2006 is currently underway.

THE VERBUND SHARE

INTERNATIONAL STOCK MARKET SITUATION

In spite of the increase in the base bank rates in the USA and the deteriorating growth rates, the stock markets quickly recovered from the correction phase at the beginning of 2005 and recorded a further upswing. The increasing oil prices and the continued stability of the Euro in quarter 1/2005 resulted in most stock markets displaying a horizontal movement.

In quarter 1/2005, the performance of the international stock markets was predominantly positive. This upward trend was supported, above all, by the good company results and a moderate consumer price development in the US, which dispelled inflation fears and concerns that the base bank rates in the USA would increase. The European stock markets also profited from a weaker Euro. The recent increase in oil prices had a negative impact.

In quarter 3/2005, most of the international stock markets displayed a horizontal movement. Towards the end of the quarter an improvement, which was prompted by a slight stabilization of the oil prices, became apparent. Overall, the European markets once again performed ahead of the US markets.

In quarter 1-3/2005, the Dow Jones Industrial Average (DJIA) Index lost 2.0 %; the more broad-based Standard & Poor's (S&P) 500 Index improved slightly by 1.4 % and the technology exchange NASDAQ deteriorated by 1.1 %. In Europe, the DJ Euro STOXX 50 increased by 16.2 % and the Deutsche Aktienindex (DAX) by 18.5 %. The Austrian Traded Index (ATX), the index that comprises the largest Austrian stocks, improved by a substantial 42.2 %. DJ STOXX Utilities, the index of the major European utility stocks and an important benchmark for Verbund, was up 19.9 %.

SHARE PRICE DEVELOPMENT

RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2005 = 100 %)


180
160
140
120
100
80
60
10-2004
12-2004
02-2005
04-2005
06-2005
08-2005
10-2005
Verbund
ATX
DJ STOXX Utilities

After an excellent performance in the previous year (77.0 %), the Verbund share started into the 2005 stock market year at € 164.0 and, following the publication of the best results in the company's history, recorded a record high of € 186.8 on 17 February 2005. On conclusion of the successful roadshow to present the annual results in London, Frankfurt and Zurich, the investment banks upgraded their price targets for the Verbund share to over € 200/share. This reflects the high level of acceptance for the Verbund strategy and the group's excellent positioning in the international capital market.

In quarter 2/2005, the Verbund share continued its positive development trend and closed at a new record high of € 227.99 on 30 June 2005. This positive development is attributable to the sharp rise in electricity wholesale prices which are influenced by the continued stability of the oil prices, the significant increase in the prices for CO_2 certificates and the drop in European electricity generation due to the drought, particularly in Southern Europe.

In quarter 3/2005, the Verbund share displayed an unbroken upward trend. This is attributable to the excellent business development and the insatiable appetite of the investors for utility stocks. On 30 September 2005, the share closed at an all-time high of € 292.0. Consequently, the Verbund share has continued to develop well ahead of the DJ STOXX Utilities index and the ATX with a positive performance of 78.16 %.

SALES AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 1,209.59 million. On average, 29,968 shares were traded every day. As of 30.09.2005, Verbund had the fourth highest valuation of companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to € 8,999.44 million; its weighting at the ATX was 4.5 %.

STOCK RATIOS

Ratio	Unit	Q1-3/2005	Q1-3/2004
Peak price	€	292.00	154.70
Lowest price	€	163.90	92.60
Closing price	€	292.00	140.39
Performance	%	78.16	51.61
Market capitalization	€ million	8,999.44	4,326.82
Weighting ATX	%	4.47	4.44
Stock exchange turnover	€ million	1,209.59	484.61
Stock exchange turnover/day	Units	29.968	20.120

CAPITAL MARKET CALENDAR 2005

Event	Location	Date
Investor's conference Erste Bank	Bad Tatzmannsdorf	13.10.2005
Interim report Q1-3/2005		24.10.2005
Investor's conference (EEI)	USA	06.-09.11.2005
Meetings with analysts and investors	Zurich, Genf	25.11.2005



O I would like to receive the following information in the future:

Interim Report at the end of each quarter	O print version	O per e-mail*
Annual Report	O print version	O per e-mail*
Sustainability Report	O print version	O per e-mail*

O I would like to become a member of the Verbund Shareholders' Club.

Name: ______________________________

Company: ______________________________

Address: ______________________________

____

E-mail: ______________________________

* Reports can be read online or downloaded via link on Verbund homepage

To

Österreichische Elektrizitätswirtschafts-
Aktiengesellschaft (Verbundgesellschaft)
Investor Relations
Am Hof 6a
A 1010 Vienna

Fax: +43 (0)50313-54191
E-mail: investor@verbund.at

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43 (0)50313-0
Fax: +43 (0)50313-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43 (0)50313-52616, E-mail: investor@verbund.at
Communication: Mag. Gerald Schulze, Voice: +43 (0)50313-53702, E-mail: media@verbund.at

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